Evotec AG
FY 2007 Results Presentation, March 28, 2008
Filed by: EVOTEC AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Renovis, Inc.
Exchange Act File No. 000-50564

3/28/2008 Folie 2
Forward-looking statements
Information set forth in this presentation contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-
looking statements include, but are not limited to, statements about the anticipated benefits of our products, the consummation of our merger with
Renovis, the timing of the completion of the merger, the anticipated benefits of the merger, including future financial and operating results, our post-
merger plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. We caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: our ability to obtain regulatory approvals of the merger on the proposed terms and schedule; our ability to complete the merger because conditions to the closing of the transaction may not be satisfied; our failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the merger; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change;
implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and the effect of exchange rate fluctuations on our international operations. The list of risks above is not exhaustive. Our Registration Statement on Form F-4 filed with the Securities and Exchange Commission in connection with the proposed merger with Renovis contains additional factors that could impact our businesses and financial performance following the merger. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.
Additional Information
We have filed a Registration Statement on Form F-4 with the Securities and Exchange Commission in connection with the proposed merger.
Evotec and Renovis expect to mail a joint proxy statement/prospectus, which will form part of the Registration Statement on Form F-4, to shareholders of Renovis in connection with the proposed merger. This document will contain important information about the merger and should be read before any decision is made with respect to the merger. Investors and stockholders will be able to obtain free copies of this document and any other documents filed or furnished by Evotec or Renovis through the website maintained by the Securities and Exchange Commission at
www.sec.gov. Free copies of these documents may also be obtained from Evotec, by directing a request to Evotec's Investor Relations department at Schnackenburgallee 114, 22525 Hamburg, Germany, or from Renovis, by directing a request to Renovis' Investor Relations department at Two
Corporate Drive, South San Francisco, California 94080. You may also read and copy any reports, statements or other information filed or furnished by Evotec or Renovis at the SEC's Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can
request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room.

3/27/2008 Folie 3 Agenda 01 Highlights 2007 02 Pipeline Update 03 Collaborations 04 FY 2007 Results 05 The Merger with Renovis 06 Outlook 2008

3/27/2008 Folie 4
Highlights 2007
Transition to a global biopharmaceutical company
Merger agreement signed with Renovis, shareholder approval expected May 01,
2008
Divestment of non-core assets for cash
Clinical progress
EVT 201 preclinical and POC data suggest strong efficacy and safety profile
EVT 302 Phase I safety data: well tolerated up to the highest doses; Phase II craving study initiated in smoking cessation
Liquidity position strengthened to pro-forma € 141 m
Strategic transactions led to a total increase of available funds of appr. € 83 m
Potential combination with Renovis further strengthens balance sheet
Financial guidance for 2007 achieved
01 Highlights 2007

3/28/2008 Page 5
Financial guidance for 2007 achieved
01 Highlights 2007
93 – 98
+19%
94 79 Liquidity at year end
–
+60%
(11) (28) Net income
–
+10%
37 33 R&D expenses
30 – 35
-19%
33 41 - Continuing business***
–
-36%
54 85 Revenues
Guidance 2007** 2006*
Evotec Group (in €m)
*** 2006 excl. ET/CPD    2007 excl. CPD
** Chemical Development Business (CPD) only 11 months
* As restated

3/28/2008 Page 6
Libraries
Strategic transformation
€ 24 m
CNS Pain Inflammation
€ 141 m cash*
Renovis
Discovery and
Development
Evotec
Discovery and
Development
Screening
Technologies
* Based on end of December 2007 cash, after expected transaction costs.
01 Highlights 2007
Chemical
Development,
Formulation
Services

3/27/2008 Page 7 Agenda 01 Highlights 2007 02 Pipeline Update 03 Collaborations 04 FY 2007 Results 05 The Merger with Renovis 06 Outlook 2008

3/28/2008 Page 8
Phase II results
Successfully completed in 2007
Data reviewed with members of a key
opinion leader panel
Results offer great potential for a new
treatment of insomnia
Partnering
Data in discussion with potential partners
Co-development arrangements or further
in-house differentiation studies to enhance
value creation in partnering discussions
also considered
02 Pipeline Update
EVT 201: Strong Proof-of-Concept Data in 2007
Partial positive allosteric modulator for GABA
A
receptors

3/27/2008 Page 9
Market need
Datamonitor report on insomnia April 2007
5 areas of unmet need identified
1: Reduction of residual daytime sedation
2: More effective treatments for insomnia in the elderly
3: Improvement in sleep maintenance
4: Lack of potential for tolerance and addiction
5: More effective treatments for pediatric insomnia
EVT 201 has the potential to meet all of these unmet needs
Effect on Top 3 criteria already demonstrated
Expected to show less development of tolerance and addiction than existing treatments and has not yet been tested in paediatric patients
02 Pipeline Update

3/28/2008 Page 10
Longer duration of action, more sustained effect in the 2nd half of the night vs Ambien CR, continued dosing leads to tolerance
pPAM pharmacology expected to produce less tolerance; maintains duration of action
Beneficial effects upon next day sleepiness
In elderly with daytime sleepiness due to insomnia, using gold standard methods
No similar data on Ambien CR, Lunesta published
Potential for superior safety profile as a result of its pPAM pharmacology
Potentially better tolerated at therapeutic dose or multiples
- Vs. full agonists at the GABA
A
receptor such as zolpidem
Our assessment of EVT 201’s best-in-class profile:
Expected differentiation on safety & efficacy
02 Pipeline Update
Best-in-class potential on safety & efficacy

3/28/2008 Page 11
Principle Investigator Dr James Walsh
Executive Director of the Sleep Medicine and Research Center, St John’s Mercy Medical Center
“EVT 201 appears to have an ideal pharmacokinetic profile and dose relationship to promote sleep induction and sleep maintenance for 7-8 hours, without risk of daytime sedation.
In fact, in one study insomnia patients were objectively more alert throughout the day when treated for only one week.
Moreover, as a partial agonist of GABA
A
receptors EVT201 may result in fewer
side effects than full agonists.
Thus, EVT201 may have a better efficacy-safety ratio (index) as compared to current treatments.”
02 Pipeline Update
March 2008

3/27/2008 Page 12
EVT 302: Good safety data and start of Phase II
Selective MAO-B inhibitor for smoking cessation & Alzheimer’s
Multiple ascending dose study in healthy
subjects successfully completed
Well tolerated in young & elderly up to the
highest dose levels
No significant adverse events or concerns from
all safety assessments incl liver function tests
Highly predictive pharmacokinetics with low
variability
Assessment on selective inhibition of MAO-B
with lack of MAO-A inhibition in humans ongoing
Phase II craving study progressing to plan
Single dose of EVT 302 alone / in combination
with Nicotine Replacement Therapy
Results expected in Q3 2008
02 Pipeline Update

3/27/2008 Page 13
EVT 302: Single ascending and multiple dose
PET study successfully completed
Single ascending dose PET study in 18 healthy subjects dosed up to 15 mg
Dose dependent occupancy and complete blockade of MAO-B achieved in relevant areas of brain
Potency of EVT 302 higher than that of the comparator selegiline
Excellent correlation of brain MAO-B occupancy with plasma concentration of
EVT 302
Results taken as basis for planning of a multiple dose PET study
Multiple dose PET study in 18 healthy subjects
Full occupancy of MAO-B achieved in relevant areas of brain after the second day of dosing with EVT 302
Potential for weekly dosing feasible based on the PET results
02 Pipeline Update
Dose selected for Phase II quit rate study

3/28/2008 Page 14
8 weeks treatment in smokers withdrawing from cigarettes
4 groups in parallel design – estimated patient number 400
EVT 302 once daily, placebo, with and without nicotine replacement therapy
Commonly used endpoints
4 week quit rate + 7 day prevalence quit rate
Responder rates
Markers of consumption and subjective assessments of craving and mood etc
To be conducted in Germany
Clinical phase of study commences mid 2008 – subject to usual approvals
Headline data H1 2009
EVT 302: Phase II proof-of-concept quit rate study to start in H2
Design in progress
02 Pipeline Update

3/27/2008 Page 15
Study conducted in France and dosing has completed satisfactorily
No significant adverse events or concerns from all safety monitoring assessments
EVT 101 continues to be well tolerated
Blinded results from lower of two dose levels available to date
Results of second dose levels available by end Q2 2008
Cerebrospinal fluid (CSF) penetration assessed in a subgroup receiving EVT
101 daily for 8 days
EVT 101: 4 week Phase Ib higher repeat dose cognition
study, dosing completed
02 Pipeline Update
Demonstrated concentrations in the CSF which are extrapolated to produce occupancy of the NR2B receptor in the anticipated therapeutic range and significantly greater than memantine NMDA occupancy

3/27/2008 Page 16
Study completed at Institute of Psychiatry London
Single dose of placebo, 8, 15 mg EVT 101 given to 19 healthy subjects
EVT 101 well tolerated with no significant adverse effects
EVT 101:
Brain imaging fMRI study in healthy volunteers completed
02 Pipeline Update
Modulation of the activity of specific brain regions during the performance of cognitive tasks
Increase in baseline regional blood flow in the anterior cingulate cortex
Provides first evidence of effect upon brain in man
Modulation of memory retrieval network encouraging for activity in
Alzheimer’s disease
Anterior cingulate cortex is concerned with response to pain and is rich in NR2B receptors
Supports role in pain states

3/27/2008 Page 17 Phase Ib fMRI study: EVT 101-induced changes in rCBF 02 Pipeline Update

3/27/2008 Page 18
Additional preclinical studies requested by FDA have been initiated
Studies progressing to plan and expectations
Start of single dose spinal cord injury associated neuropathic pain study in
US dependent on these results and their review by FDA
EVT 101: Progress in response to FDA IND review
02 Pipeline Update

3/27/2008 Page 19
EVT 101: Summary of progress
Phase I
fMRI study completed and reported today; dosing in 4 week higher repeat dose study completed
At a dose level which was safe and well tolerated EVT 101 demonstrated penetration into the CSF to occupy NR2B receptors to a significantly higher level than memantine at its therapeutic dose in Alzheimer’s Disease
Data from fMRI study demonstrates first data of effect upon CNS in man
At the same dose level changes in regional blood flow demonstrated in the human brain in an area important in pain response
Phase II
Necessary additional preclinical work as requested by FDA in progress
Phase II study could start in 2008 in either Alzheimer’s Disease or neuropathic pain
02 Pipeline Update

3/27/2008 Page 20
Progress on additional development programs
EVT 103
Preclinical toxicology completed satisfactorily
Progression to Phase I planned – timing dependent on budget
Renovis P2X7 antagonist
Preclinical toxicology completed satisfactorily
Planned first in human Phase I study mid 2008
Renovis VR1 antagonist program
Phase I studies expected to begin mid 2008
Development costs are incurred by Pfizer
02 Pipeline Update

3/27/2008 Page 21 Agenda 01 Highlights 2007 02 Pipeline Update 03 Collaborations 04 FY 2007 Results 05 The Merger with Renovis 06 Outlook 2008

3/27/2008 Page 22 Research results for a top quality customer network 03 Our Collaborations

3/27/2008 Page 23
Strategic progress
Higher value and strategic deals in preferred therapeutic areas
Boehringer Ingelheim collaboration extended for another year
Significant expansion of CHDI collaboration in Huntington‘s Disease
Expansion of DAC collaboration into medicinal chemistry phase
Technical differentiation
Fragment-based drug discovery platform EVOlution™ successfully established
Deals signed with DAC, Intermune, Ono, others
Acquisition of Combinature to expand fragment-based platform
03 Our Collaborations

3/27/2008 Page 24
High-value added, results-based collaborations
Deliver preclinical candidates exploiting Evotec’s GPCR
and other target class expertise
76 FTE committed (36 from Evotec)
Duration 6 years
Extended in 2008 for another year
Research payments, milestones, royalties, rights back
CNS project on undisclosed target
Screening of both compound libraries completed
Both companies apply chemistry resources to the hits
identified
Joint research, option rights, milestones (potentially >
€100m), royalties
03 Our Collaborations

3/27/2008 Page 25
Substantial contracts in preferred therapeutic areas
Three-year extension of integrated drug discovery contract in Huntington‘s Disease
Worth up to US $ 37m
Covers Evotec’s entire drug discovery offering
Example for strategic expertise in CNS
Biology and medicinal chemistry support
Continued into the second year of collaboration
Different therapeutic areas
03 Our Collaborations

3/27/2008 Page 26
Fragment-based drug discovery platform
EVOlution™ leads to significant new deal flow
Collaboration on HSP90 advanced well into lead
optimization based on fragment-based approach
Validation phase completed generating novel IP
Fragment-based drug discovery program yields positive
results and leads to expansion of the collaboration
Technology access fee to EVOlution™, plus ongoing
research funding
Three-year fragment-based drug discovery / medicinal
chemistry agreement
Technology access fee to EVOlution™, plus ongoing
research funding and success payments
03 Our Collaborations

3/27/2008 Page 27 Agenda 01 Highlights 2007 02 Pipeline Update 03 Collaborations 04 FY 2007 Results 05 The Merger with Renovis 06 Outlook 2008

3/27/2008 Page 28
04 FY 2007 Results
Key financials 2007: Increased R&D investment
Condensed Profit & Loss Statement (IFRS) – continuing business in €m
-68% -58.1 -34.5 Operating income (loss)
+60% -11.2 -27.7 Net income (loss) total
– 36.9 1.3
Net income (loss) discontinued operations
-66% -48.1 -29.0 Net income (loss)
-134% -0.1 0.3
– Other operating expenses
0.4 0.0
– Restructuring expenses
+318% 11.1 2.7
– Amortization & impairment
+18% 17.8 15.0
– SG&A expenses
+22% 36.9 30.3
– R&D expenses
24.4% 33.9% Gross margin
-19% 32.9 40.6 Revenues
% vs. Actual 06 2007 Actual 2006 Actual

3/27/2008 Page 29
Revenues impacted by library JV and absence of
milestone payments in 2007
04 FY 2007 Results
2006 2007
Trad.Revenues Library Milestones
3.2
Revenues, continuing business (in €m)
40.6
30.8
32.0
6.6
0.9
32.9

3/27/2008 Page 30 Adjusted for foreign exchange ongoing business increased by 9% 04 FY 2007 Results 2006 2007 Trad.Revenues FX-effect Revenues, continuing business (in €m) 32.0 1.5 33.5 30.8

3/27/2008 Page 31
Group gross margin, continuing business (in %)
Milestone payments lead to margin volatility
33.9%
24.4%
2006 2007
04 FY 2007 Results
Key drivers:
Milestone impact:
€ 3.2m milestones improved
GM in 2006 by 6%
Currency effect due to
weak USD :  -3%-points
Different revenue-mix towards
higher risk milestone-earning
projects

3/27/2008 Page 32
30.3
36.9
6.6
2006 2007
Group In-licensing
Research & Development (R&D): Creating pipeline value
2007:
- €36.9m for proprietary R&D
(Discovery: 23% / Clinical Development: 64%)
2006:
- €23.7m for proprietary R&D
(Discovery: 24% / Clinical Development: 57%)
- €6.6m spend for in-licensing of EVT 301/302
23.7
04 FY 2007 Results
Group R&D spend, continuing business (in €m)

3/27/2008 Page 33
2006 2007
-34.5
-58.1
* 2006 as restated
Higher operating loss mainly due to lower GP,
increased R&D investment & impairment
04 FY 2007 Results
Operating result, continuing business* (in €m)
Amortization & impairment
Net income before amortization & impairment
€ -0.6m Reversal of impairment
€ 3.3m Amortization intangible assets
Amortization & Impairment 2006
€ 5.8m Impairment Goodwill OAI
€ 3.2m Impairment int. assets ENS
€ 0.1m Impairment int. assets Neuro3d
€ -0.6m Reversal of impairment
€ 2.6m Amortization intangible assets
Amortization & Impairment 2007
-47.0
-11.1
-31.8
-2.7

3/27/2008 Page 34
Net income in 2007 improved
by the divestment of
ET €11.2m
CPD € 25.2m
-11.2
-27.7
2006 2007
* 2006 as restated
Net Income improved by 60%
04 FY 2007 Results
Net loss, total business* (in €m)

3/27/2008 Page 35
04 FY 2007 Results
Chemical Development Business, sold to Aptuit
effective November 30, 2007 : Discontinued operations
Condensed Profit & Loss Statement (IFRS) – Chemical Development Business (CPD) in €m
+194% 2.3 -2.5 Operating income (loss)
-43% 2.3 4.1
Operating income (loss)
before Amortization & Impairment
0.0 1.3
– Other operating expenses
0.0 6.6
– Impairment of Goodwill
-17% 3.1 3.8
– SG&A expenses
0.0 0.0
– R&D expenses
25.5% 34.3% Gross margin
-20% 21.5 26.8 Revenues
% vs. Actual 06 2007 Actual* 2006 Actual
* CPD only 11 months

3/27/2008 Page 36
Cash development (incl. investments) 2007*:
Cash flow from operations dominated by R&D expenditure
18.9
42.5
78.7
-1.1
-33.4
93.7
-3.1
-8.8
in € m
Cash
31.12.06
Other
investing &
financing
CF
Acquisition
Neuro3d
Cash
31.12.07
FX effect
Operating
CF
Sale of CPD
Business
Capex
excl.
finance
leases
04 FY 2007 Results
* Continuing business

3/27/2008 Page 37
Sharpening the focus on proprietary research
299
554
566
38
87
53
2005 2006 2007
Services Pharma
04 FY 2007 Results
Employees as of Dec 31, year-end, total business
Growing R&D discovery
operations

3/27/2008 Page 38
Reduced asset base due to divestments
04 FY 2007 Results
Balance sheet  –
Assets* (in €m)
Dec 31, 2006 Dec 31, 2007
243.1
207.9
* 2006 as restated
93.9
34.7
20.1
15.7
78.7
77.5
18.5
18.2
93.7
Intangible assets + other long-term assets
Property, plant and equipment
Assets classified as held for sale
Other current assets
Cash, cash equivalents & investments

3/27/2008 Page 39
Capital expenditures handled restrictively,
includes € 1.1m acquired assets from Combinature
04 FY 2007 Results
* Without finance leases
3.1
0.2
** 2006 as restated
Capital expenditures –
continuing business * / ** (in €m)
3.5
2.9
2006 2007
Purchase PPE (fixed assets)
Purchase intangible assets

3/27/2008 Page 40
Equity ratio increased to 82%
04 FY 2007 Results
Balance sheet  – Liabilities & stockholders’
equity* (in €m)
Dec 31, 2006 Dec 31, 2007
243.1
207.9
* 2006 as restated
Stockholders‘ equity
Long-term liabilities and deferred taxes
Liabilities classified as held for sale
Other short-term liabilities
Accruals
5.2
43.2
7.0
19.3
168.3
69%
5.1
19.2
13.0
170.6
82%
Thereof 22.2m
liability to
deliver ET
(equiv. to
prepayment)

3/27/2008 Page 41 Agenda 01 Highlights 2007 02 Pipeline Update 03 Collaborations 04 FY 2007 Results 05 The Merger with Renovis 06 Outlook 2008

3/27/2008 Page 42
2004 IPO: 3 clinical programs
Lead program in stroke, positive data in May, 2005
Wall Street “darling”
until October 2006 with pivotal trial failure
Peak market cap: ~$700 million
2006 Re-start: Trading at cash, <$100 million
Down-sizing, top management departed
Focused, integrated preclinical small molecule discovery/development
Chemistry/biology expertise, proprietary drug-like libraries
2 INDs are expected in 2008, including key Pfizer collaboration
Renovis history
Renovis history
05 The Merger with Renovis

3/27/2008 Page 43
The combination: Multi-faceted pipeline,
strong fit and differentiating science
Discovery Preclinical Phase I Phase II Phase III
EVT 201 GABA
A
receptor partial positive modulator for Insomnia
EVT 302 MAO-B inhibitor – Smoking Cessation, Alzheimer‘s
EVT 101 NMDA NR2B subtype selective antagonist – Alzheimer‘s, Pain
EVT 103 NMDA NR2B subtype selective antagonist
VR1  Antag.
P2X7 Inhibitor
P2X3 Inhibitor
FAAH Inhibitor
Boehringer collaboration
Histamine H3
B1
Roche collaboration
HTS & FBDD
Renovis Evotec
05 The Merger with Renovis

3/27/2008 Page 44
VR1 - Vanilloid Receptor 1 antagonist
Exclusive worldwide collaboration
Pooled program signed Q2 2005
>$20m+ lic. fees & research funding
$170m+ milestones possible for each product
candidate
$1.5m milestone payment (2006)
$4.5m milestone payment (2007)
Double-digit royalties on w/w net sales
Two-year joint research effort
Extended for additional year, April 2007
Multiple clinical candidates
Pfizer has exclusive rights to develop and
commercialize products
Expect Phase I studies in mid 2008
05 The Merger with Renovis

3/27/2008 Page 45
VR1 - Vanilloid Receptor 1 antagonist
Potential for safe, best-in-class analgesic, non-addictive, minimal side effects
Clinical & preclinical validation for pain
Competitive R&D activity
Potentially ideal drug profile…
Strong analgesic
Non-addictive
Minimal side effects
Broadly applicable analgesic
Inflammatory, OA, & neuropathic pain
Chronic and acute pain
… with potential in other indications
Urinary incontinence
Asthma and others
05 The Merger with Renovis

3/27/2008 Page 46
P2X
7
receptor antagonist
Potential best-in-class molecule
Strong industry interest
Best-in-class opportunity
Multiple large potential indications
Pain, RA, IBD, COPD
Clinical candidate & back-up series
Planned Phase 1 in 2008
Partnering opportunity
05 The Merger with Renovis

3/28/2008 Page 47
P2X
2/3
receptor antagonist
Validated for multiple pain types
Strong industry interest: 1
st
-in-class
Lead series with superior properties
Multiple large potential indications
Inflammatory pain
Neuropathic pain
Urinary incontinence
Planning Phase 1 in H1 2009
05 The Merger with Renovis

3/27/2008 Page 48
Key facts on Renovis acquisition
Data pro-forma
Merger close
Form F-4 declared effective by the SEC in March 2008
NASDAQ listing expected in May 2008
Closing subject to shareholder vote on May 01, 2008
34.57m Evotec shares exchanged for 32.79m Renovis shares
Fixed share exchange rate of 1.0542 EVT for 1.0 RNVS
Key data pro-forma (including Renovis)
Cash 31/12/2007: € 141m*
Cash run rate: 3 years
Headcount: approx. 440
# of shares: 108.8m
Market capitalization as of March 26, 2008: > US$ 280m
* Based on end of December 2007 cash, after anticipated transaction costs.
05 The Merger with Renovis

3/27/2008 Page 49
Key anticipated benefits
Operational footprint in leading biotech region – Bay Area in the US
Strong inflammation / pain talent pool
Academia
Expansion / de-risking of pipeline
Several significant value inflection points in 2008/2009
Pipeline funding
NASDAQ liquidity
05 The Merger with Renovis

3/27/2008 Page 50
High-value and strategic partnerships:
Milestones expected in 2008, 2009
Post-merger partnership profile
76 FTEs, 6 year collaboration, milestones, royalties
CNS target, milestones > €100 m,
mid-single digit royalties
VR1, US$ 10m in upfront payment, >US$ 10m in FTE funding,
>US$ 170m milestones, double-digit royalties
05 The Merger with Renovis
Integrated drug discovery contracts in Huntington’s Disease, worth up to US$ 37 m
3 year fragment-based drug discovery / medicinal chemistry
agreement

3/27/2008 Page 51 Agenda 01 Highlights 2007 02 Pipeline Update 03 Collaborations 04 FY 2007 Results 05 The Merger with Renovis 06 Outlook 2008

3/27/2008 Page 52 06 Outlook 2008 Sales and Order Book 2008 Sales and Order Book, continuing business Status as of February (in € m) 19.2 19.1 2007 2008

3/27/2008 Page 53
Financial guidance 2008 (incl. Renovis)
06 Outlook 2008
Cash run at least 3 years - assumes no major
out-licensing event
Progress in clinical pipeline
- Expected start of Phase II for EVT 302 & EVT 101
- Advancing two drug candidates into the clinic
Renovis acquisition
Based on current order book, expected new
contracts, contract extensions and some milestones
May be substantially higher, depending
on contribution from out-licensing and additional
milestone income
Liquidity Dec 31, 2008
excluding out-licensing
payments
:
> €85m
R&D expenses
before employee stock
compensation
:
€46m - €51m
Revenues
before out-licensing
income
:
€34m - €36m

3/27/2008 Page 54
Our research plan 2008 (incl. Renovis)
Start / completion of POC Phase II studies in Smoking Cessation EVT 302
3-4 lead optimisation projects Discovery
Start of Phase I studies P2X7
No R&D / funded by Pfizer VR1
Subject to successful out-licensing of EVT 201 or others EVT 103
Completion Phase Ib studies / start of POC studies EVT 101
Manufacturing/preclinical studies EVT 201
Milestone Budget 2008
06 Outlook 2008

3/27/2008 Page 55
Combined newsflow 2008
NASDAQ listing (
)
EVT 101: - Ph Ib fMRI cognition data
- Ph Ib higher repeat dose data
EVT 302: -
Ph I safety data
- Single / repeat dose PET data
- Initiate Ph II craving study
Partnership EVT 201
EVT 302: - Initiate Ph II quit rate study
- Ph II craving data
- Tyramine interaction data
VR1: Initiate Phase I
EVT 101: Initiate Phase II POC
P2X7: Initiate Phase I
06 Outlook 2008
Merger close
H1 2008
H2 2008

3/27/2008 Page 56
Major value inflection points by end 2009
Partnering opportunity for EVT 201 in 2008
Phase II POC data for EVT 302 in 2008/2009
Craving study
Quit rate study
Phase II POC data for EVT 101 in 2009
Depending on start and final study design
Entry of several drug candidates into Phase I studies in 2008/2009
06 Outlook 2008

3/27/2008 Page 57
Global CNS pure play
Lead insomnia compound EVT 201
Partner-ready, best-in-class
Broad and deep pipeline, with clinical momentum
Proprietary and partnered
Fully integrated discovery-through-development core competencies
Multiple partners generating collaborative revenues: Roche, BI, Pfizer, CHDI
Strong pro-forma cash position of € 141 m*; Nasdaq liquidity
A compelling CNS investment
* Based on end of December 2007 cash, after expected transaction costs.

3/27/2008 Page 58
Tomorrow’s Drugs Today™
Your contacts:
Jörn Aldag
President & CEO
P: +49.(0)40.56081-375
joern.aldag@evotec.com
Anne Hennecke
SVP, Investor Relations
P: +49.(0)40.56081-286
anne.hennecke@evotec.com